Filed by Abraxas Petroleum Corporation
                                                  (Commission File No. 0-19118)
                         Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                    as amended,
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934,
                                                                    as amended.
                                   Subject Company:  Grey Wolf Exploration Inc
                                                       (no Commission File No.)


                                  NEWS RELEASE


ABRAXAS CEO SAYS GREY WOLF EXPLORATION EXCHANGE OFFER ADDS EQUITY THAT IS ACCRETIVE TO EARNINGS AND BOOK VALUE PER SHARE

SAN ANTONIO, TX (April 25, 2001) - Discussing the proposed exchange offer to be made by Abraxas Petroleum Corporation (AMEX:ABP) to the shareholders of its 49% owned subsidiary, Grey Wolf Exploration Inc. (TSE:GWX), Abraxas' CEO Bob Watson commented, "This offer presents a real win-win situation for both Abraxas and Grey Wolf Exploration. By eliminating the minority interest on Abraxas' financial statements, assuming 100% acceptance by Grey Wolf Exploration shareholders, this transaction will add approximately $0.10 to EPS, based on the Company's projected 2001 results, and $0.50 to book value per share while at the same time simplifying our corporate structure and financial reporting. For Grey Wolf Exploration shareholders, the proposed transaction provides a substantial premium to the market price of Grey Wolf Exploration's stock prior to the time that Abraxas and Grey Wolf Exploration first announced they were in discussions regarding a possible combination as well as a significant improvement in liquidity in a stock with a much broader following in the investment community." The proposed exchange offer is subject to customary regulatory approvals and approval of the shareholders of Abraxas. Once it has completed the preparation of the necessary documents and all applicable filings, Abraxas expects to begin the exchange offer for the 51% of Grey Wolf Exploration that it does not already own and close the transaction in June.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF EXPLORATION. ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH WILL BE MAILED TO GREY WOLF EXPLORATION'S STOCKHOLDERS AT A LATER DATE. GREY WOLF EXPLORATION'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS WILL ALSO BE AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploration and production company that also processes natural gas. It operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com, for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Janice Herndon/Manager Corp. Communications
Telephone 210-490-4788
jherndon@abraxaspetroleum.com
www.abraxaspetroleum.com